599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

VIA EDGAR

August 6, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenidge Generation Holdings Inc.
Registration Statement on Form S-4
Filed May 4, 2021
Amendment No. 1 to Registration Statement on Form S-4
Filed June 25, 2021
Amendment No. 2 to Registration Statement on Form S-4
Filed July 16, 2021
File No. 333-255741

Ladies and Gentlemen:

On behalf of our client, Greenidge Generation Holdings Inc. (“Greenidge”), we are writing in response to comments from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “SEC”), set forth in its letter dated August 3, 2021 (the “Third Comment Letter”), relating to Greenidge’s Registration Statement on Form S-4 (File No. 333-255741) filed with the SEC on May 4, 2021, as amended by Amendment No. 1 to the Registration Statement filed with the SEC on June 25, 2021 and Amendment No. 2 to the Registration Statement filed with the SEC on July 16, 2021 (the “Registration Statement”). Greenidge has filed today via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

To facilitate your review of Greenidge’s responses, we have set forth below in italics each comment of the Staff in the Second Comment Letter, followed immediately by Greenidge’s response thereto. References in the responses to page numbers are to pages of Amendment No. 3, unless otherwise indicated. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 3.

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Amendment No. 2 to Form S-4

Support Projections, Page 88

1.

We note your response to prior comment 7 and reissue it. Please revise your disclosure to discuss the extent to which the assumptions do not reflect recent historical trends experienced by Support and why these assumptions were made.

Response: In response to the Staff’s comment, the disclosure on page 88 of Amendment No. 3 has been revised to discuss the extent to which the assumptions do not reflect historical trends experienced by Support and why these assumptions were made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Quarters Ended March 31, 2021 and 2020, page 135

2.

Please refer to prior comment 12. Revise to disclose the percent of revenue during your reported periods from any particular pool operator if significant concentrations exist. Also, please revise your financial statement footnotes to disclose the total revenue from each customer that provided 10% or more of your revenues for each period presented, as applicable. Refer to ASC 280-10-50-42.

Response: In response to the Staff’s comment, Greenidge has revised the disclosure on pages 136, 137, F-20 and F-41 of Amendment No. 3 to include the percent of revenue during its reported periods from any particular pool operator customer where significant concentrations exist. Additionally, Greenidge has revised its financial statement footnotes to disclose the total revenue from each customer that provided 10% or more of its revenues for each period presented, as applicable.

Key Metrics and Non-GAAP Financial Measures, page 139

3.	Please refer to prior comment 14. Please revise your disclosures to address the following as it relates to your variable cash cost per MWh:

•	explain in detail how management uses the variable cash cost per MWh in operating the business;

•	describe the reasons why this measure is important to management and what types of decisions are made based on the results of this measure;

•	disclose in detail why this measure is useful to investors in light of the costs excluded; and

•	revise to more clearly describe the types of expenses included in each of the variable and fixed costs and how you determine whether to include or exclude a particular cost from each.

Response: In response to the Staff’s comment, the disclosure on pages 139 and 140 of Amendment No. 3 has been revised to replace the disclosure on variable cash costs per MWh for power and mining with a disclosure on cost of revenues (exclusive of depreciation and amortization) per MWh for cryptocurrency mining and power and capacity. The figures in such revised disclosure now all derive from GAAP metrics, with both revenue and cost of revenue (excluding depreciation and amortization) coming from the face of the income statement.

Condensed Consolidated Statements of Operations (Unaudited), page F-25

4.

We note that you have presented earnings per share for the March 31, 2020 quarter. It appears that you do not consider your reorganization akin to a stock split and therefore, retrospective adjustment should not be applied to earnings per share pursuant to ASC 260-10-55-17. Please remove your presentation of earnings per share for the March 31, 2020 quarter and revise footnote 2 to disclose the method used to determine earnings per share for the period in which the reorganization occurred.

Response: In response to the Staff’s comment, Greenidge has removed its presentation of earnings per share for the March 31, 2020 quarter on page F-25 of Amendment No. 3 and has revised footnote 2 on page F-32 and footnote 10 on page F-40 of Amendment No. 3 to disclose the weighted average method used to determine earnings per share for the period in which the reorganization occurred. In addition, Greenidge has made conforming changes to the Statement of Operations Data on page 24 of Amendment No. 3, the pro forma financial statements on page 27 of Amendment No. 3, footnote (1) on page 30 of Amendment No. 3 and the Equivalent and Comparative Per Share Information on page 31 of Amendment No. 3 to account for the foregoing.

Note 14. Subsequent Events, page F-41

5.

Please revise to include a quantified discussion regarding the terms of the related party lease for the South Carolina facility entered into on July 2, 2021 or tell us why such disclosure is not required. Refer to ASC 855-10-50-2. Similarly, if material, revise to include a discussion of this commitment in your liquidity disclosures.

Response: In response to the Staff’s comment, Grenidge has revised the disclosure on pages 11, 44, 120, 126, 129 and 134 of Amendment No. 3 to note that Greenidge has not yet executed a binding lease for the Spartanburg facility, no major terms have been agreed to between the parties, no commitment with respect thereto has arisen and there can be no assurance that a satisfactory agreement can be reached.

General

6.

We note that Greenidge’s amended and restated certificate of incorporation contains exclusive forum provisions. Please disclose the material terms of these provisions under the Description of Securities and highlight that the Support’s governing documents do not contain any exclusive forum provisions. Provide risk factor disclosure describing the risk and other impacts to Support’s shareholders.

Response: In response to the Staff’s comment, Greenidge has revised the disclosure on pages 43 and 169 of Amendment No. 3 to include the material terms of the exclusive forum provisions and highlight that Support’s governing documents do not contain any exclusive forum provisions. Additionally, Greenidge has revised the disclosure on page 43 of Amendment No. 3 to provide an additional risk factor describing the risk and other impacts to Greenidge’s stockholders (which includes Support’s stockholders following consummation of the Merger).

7.

Furthermore, we note that Greenidge’s forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We also note that there is a federal forum provision for actions arising under the federal securities laws. Please state that there is uncertainty as to whether a court would enforce such provision with regard to the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, Greenidge has revised its disclosure on page 169 of Amendment No. 3 to provide that the Delaware exclusive forum provision does not apply to actions arising under the Exchange Act or the Securities Act, to state that there are uncertainties as to whether a court would enforce the federal exclusive forum provision with respect to the Securities Act and to note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

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We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to this letter, the Registration Statement or Amendment No. 3, please do not hesitate to contact me at (202) 508-8010.

Yours very truly,

Christopher M. Zochowski

Partner

cc:	Kathleen Krebs, Special Counsel, Securities and Exchange Commission
Jan Woo, Legal Branch Chief, Securities and Exchange Commission
Rebekah Lindsey, Senior Staff Accountant, Securities and Exchange Commission
Kathleen Collins, Accounting Branch Chief, Securities and Exchange Commission
Jeffrey E. Kirt, Director, Greenidge Generation Holdings Inc.
Rory B. O’Halloran, Partner, Shearman & Sterling LLP
Cody L. Wright, Partner, Shearman & Sterling LLP

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